Filed Pursuant to Rule 424(b)(3) Registration No. 333-284566

STRATCAP DIGITAL INFRASTRUCTURE REIT, INC.

SUPPLEMENT NO. 1 DATED FEBRUARY 18, 2025

TO THE PROSPECTUS, DATED FEBRUARY 14, 2025

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of StratCap Digital Infrastructure REIT, Inc., dated February 14, 2025 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to provide an update on the status of our public offering;

•	to update the offering price and transaction price for each class of our common stock for subscriptions to be accepted as of March 1, 2025; and

•	to disclose the calculation of our January 31, 2025 NAV per share, as determined in accordance with our valuation procedures, for each of our share classes.

Status of Our Offering

Our registration statement on Form S-11 for our initial public offering, or the Offering, of $575,000,000 of shares of Class D shares, Class I shares, Class S shares and Class T shares, consisting of up to $500,000,000 of Class D shares, Class I shares, Class S shares and Class T shares in our primary offering and up to $75,000,000 of Class D shares, Class I shares, Class S shares and Class T shares pursuant to our distribution reinvestment plan, was declared effective by the U.S. Securities and Exchange Commission on February 14, 2025. As of the date of this Supplement, we had not sold any shares pursuant to the Offering.

March 1, 2025 Offering Price and Transaction Price

The transaction price for each share class of our common stock for subscriptions to be accepted as of March 1, 2025 (and repurchases as of February 28, 2025) is as follows:

Class	Transaction Price (per share)	Purchase Price (per share)
Class T Share	$10.2133	$10.5708
Class S Share	$10.2133	$10.5708
Class D Share	$10.2133	$10.3665
Class I Share	$10.2133	$10.2133

The transaction price for each of our share classes is equal to such class’s NAV per share as of January 31, 2025. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

January 31, 2025 NAV Per Share

Our board of directors has appointed an audit committee comprised of independent directors, which we refer to herein as the audit committee, to be responsible for the oversight of the valuation process. The audit committee has adopted a valuation guideline, as approved by our board of directors, and as amended from time to time, that contains a comprehensive set of methodologies to be used in connection with the calculation of our NAV. The Company’s NAV per share for each class of stock is calculated by StratCap Digital Infrastructure Advisors II, LLC, a Delaware limited liability company (our “advisor”), and reviewed and confirmed by the audit committee.

Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.digitalinfrastructurereit.com and is also available on our toll-free information line at (888) 292-3178. Please see “Net Asset Value Calculations and Valuation Guidelines” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding interim real property valuations provided by our advisor and reviewed by Kroll, LLC, or Kroll, the independent valuation advisor we engaged to review internal valuations prepared by our advisor for reasonableness. While our independent valuation advisor reviews for reasonableness the assumptions, methodologies and valuation conclusions applied by our advisor for our property and certain real estate debt, our independent valuation advisor is not responsible for, and does not calculate, our NAV. Our advisor is ultimately and solely responsible for the determination of our NAV. All parties engaged by us in the calculation of our NAV, including our advisor, are subject to the oversight of our audit committee. Our audit committee and board of directors have approved the NAV per share for each share class with outstanding shares as of January 31, 2025, as calculated by our advisor.

As of January 31, 2025, through wholly-owned subsidiaries of the Operating Partnership, we own 100% of the fee simple interest in 40 towers with associated ground leases or easements, two data centers, 61 tenant leases and other related assets, as well as a 51% interest, through our joint venture with DataCom LP (the “DataCom Joint Venture”), which is an unconsolidated joint venture, in 139 towers with associated ground leases or easements, two rooftop easements, 203 tenant leases and other related assets. Subsequent to January 31, 2025, through wholly-owned subsidiaries of the Operating Partnership, we acquired 100% of the fee simple interest in one tower with associated ground leases or easements, which included one tenant operating leases and other related assets.

The total NAV presented in the following tables includes the NAV of the holders of the Company’s Class A shares (not offered in the Offering), Class AX shares (not offered in the Offering), Class I shares and Class IX shares (not offered in the Offering), as well as partnership interests of SWIF II Operating Partnership, LP, a Delaware limited partnership (the “Operating Partnership”) held by parties other than the Company. As of January 31, 2025, no Class D shares, Class S shares or Class T shares were outstanding. The following table provides a breakdown of the major components of the Company’s total NAV as of January 31, 2025 ($ and shares in thousands):

Components of NAV	January 31, 2025
Investment in real estate	$85,417,964
Investment in Datacom Joint Venture	52,787,643
Cash and cash equivalents	4,293,503
Due from affiliate	264,381
Tenant and other receivables	(236,584)
Prepaid and other assets – net	5,017,076
Redemptions Payable	(1,258,986)
Accounts payable and accrued liabilities	(1,650,629)
Due to affiliates	(924,875)
Distributions payable	(553,442)
Deferred rental revenue	(30,634)
Intangible liabilities – net	(860,145)
Loan payable	(31,525,000)
Interest expense payable	(122,572)
Unamortized expense support repayment/O&O(1)	13,459,476
Performance participation allocation payable to affiliate	(1,113,218)
Net asset value	122,964,208

(1)	Unamortized expense support repayment represents certain operating expenses and organizational and offering costs funded by the Company that are transaction costs and other professional fees that the Company has incurred since its inception. Such operating expenses and organizational and offering costs were recognized under the expense support agreement and advisory agreement (together, the “Agreements”), respectively, and are added back to the Company’s net asset value until they are amortized and recognized by the Company in accordance with the Agreements. Such amounts have an economic contractual benefit of four to five years, and therefore, for purposes of the net asset value calculation, are capitalized as an adjustment to the Company’s net asset value and amortized over the four- to-five-year period as a reduction of the outstanding unamortized balance. As of December 31, 2024, the unamortized expense support repayment balance was $13,459,476, with operating expenses being amortized over a four-year period from date of occurrence and organizational and offering costs beginning to be amortized over a five-year period, decreasing the outstanding unamortized balance, and the amount payable by the advisor to the Company, over the respective periods based on an amortization schedule maintained by the Company. On February 10, 2025, the advisor executed a non- interest bearing promissory note, or the Promissory Note, in favor of the Company for reimbursement to the Company of any portion of the $13,459,476 that is not recognized within the four and five- year periods in which such amounts were originally incurred, with such amount, if any, payable by the advisor to the Company at the expiration of the Agreements respective four and five-year period. In the event of the liquidation of the Company, the remaining unamortized amounts, if any, would be repaid by the advisor to the Company. The $13,459,476 has not been recognized as a receivable on the Company’s consolidated financial statements in accordance with generally accepted accounting principles in the United States, as the settlement of any unamortized balance of such amount payable by the advisor to the Company is contingent upon the occurrence of certain future events pursuant to the terms of the Agreements. On February 10, 2025, HMC Capital executed a Limited Guarantee to guarantee the advisor’s obligations under the Promissory Note.

The following table provides a breakdown of the Company’s total NAV and NAV per share/unit by class as of January 31, 2025 ($ and shares/units in thousands, except per share/unit data):

	Class A Shares	Class AX Shares	Class I Shares	Class IX Shares	Class P Units	Class PX Units	Total(2)
Net Asset Value.	$50,876,636	$14,599,028	$18,253,550	$19,352,726	$17,757,969	$2,124,299	$122,964,208
Number of Outstanding Shares.	4,976,875	1,431,445	1,787,230	1,892,306	1,725,299	207,200	12,020,355
NAV/Share.	$10.2226	$10.1988	$10.2133	$10.2271	$10.2927	$10.2524	$10.2297

(1)	Includes the partnership interests of the Operating Partnership held by parties other than the Company.

(2)	As noted above, Class A shares, Class AX shares and Class IX shares are not offered in this offering. Such shares were offered in the Company’s private offering, which terminated prior to the commencement of this offering.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Cell Towers	5.85%	4.21%
Data Centers	7.25%	6.25%

These assumptions are determined by our advisor, and reviewed for reasonableness by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Cell Towers Investment Values	Data Center Investment Values
Discount Rate	0.25% decrease	2.07%	1.88%
(weighted average)	0.25% increase	-2.02%	-1.84%
Exit Capitalization Rate	0.25% decrease	4.45%	2.51%
(weighted average)	0.25% increase	-3.94%	-2.31%